[Sutherland Asbill & Brennan LLP Letterhead]

September 12, 2012

VIA EDGAR

Vincent J. Di Stefano, Esq.

Senior Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:                            Priority Senior Secured Income Fund, Inc.

File Nos. 333-182941 and 811-22725

Dear Mr. Di Stefano:

On behalf of Priority Senior Secured Income Fund, Inc. (the “Fund”), set forth below is the Fund’s response to the comment letter provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund in a letter dated August 22, 2012, regarding the Fund’s Registration Statement on Form N-2 (File Nos. 333-182941 and 811-22725) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”).  The Staff’s comments are set forth below in italics and are followed by the Fund’s responses.  Changes to the Registration Statement discussed below will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Prospectus

Cover

l.                                         Please explain the basis of your reliance on Rule 415 under the Securities Act of 1933.

Response: The Fund advises the Staff on a supplemental basis that it intends to rely on Rule 415(a)(1)(ix) under the Securities Act of 1933, as amended (the “Securities Act”), as the Fund intends to promptly commence the offering of shares of its common stock to which the Registration Statement relates promptly following its effective date and intends to continue such offering for a period of more than 30 days following such effective date.

2.                                      In the sentence midway through the first paragraph on the cover, please change “This investment strategy may be changed” to “This investment objective may be changed.”

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

3.                                      Disclosure indicates the adviser intends to “initially implement” investment objective “in part” by purchasing CLOs. Does the adviser expect to significantly invest in CLOs after this initial phase?  What percentage of assets does the adviser initially expect to invest in CLOs? Please explain to us how these securities have economic characteristics similar to the type of security suggested by the fund’s name.  While the fund will be invested in pools that manage senior secured loans, the fund’s investments will be in both equity and junior debt tranches.  Do these structured products function like straight equity?  Would one expect the returns of these securities to follow the returns of the underlying investments?

Response: The Fund advises the Staff on a supplemental basis that its investment adviser (the “Adviser”) expects to continue to invest a majority of the Fund’s assets in pools of senior secured loans, or CLOs, following completion of the investment of the initial proceeds of the offering to which the Registration Statement relates (the “Initial Investment Stage”), provided that such CLO investments continue to provide, in the view of the Adviser, an attractive risk-adjusted return for the Fund following the Initial Investment Stage.  During the Initial Investment Stage, the Adviser expects that such CLO investments will likewise comprise a majority of the Fund’s total invested assets, as such CLO investments will allow the Fund to gain access to a more diverse pool of senior secured loans than it otherwise would be able to achieve if it invested only directly in such senior secured loans.

The Fund expects the remainder of its investment portfolio, both during the Initial Investment Stage and subsequent thereto, will be comprised of direct investments in senior secured loans of the type held by the CLOs in which the Fund expects to invest.  The Fund further advises the Staff on a supplemental basis that the Adviser intends to manage the Fund so that at least 80% of the Fund’s total assets are invested in senior secured loans, or in CLOs that in turn hold a portfolio of senior secured loans.  In addition, the return characteristics of the CLO equity and junior debt tranches the Fund intends to acquire are directly related to the performance of the underlying senior secured loans, with the distributions the Fund will receive on such investments directly tied to the payments a CLO receives from the underlying senior secured loans in which such CLO has invested.

Specifically, the Fund expects that the CLO equity and junior debt tranches it intends to target will, in most cases, represent the residual interest in the pool of senior secured loans held by a CLO, which will typically entitle the holder to any excess income earned from the underlying senior secured loans held by the CLO after payment of administrative expenses and the servicing of the CLO’s senior debt tranches.  As a result, the Fund believes that an investment in the residual interest of a pool of senior secured loans, such as a CLO, is an investment in senior secured loans, given that the Fund’s return characteristics will be driven by, and will be directly tied to, the senior secured nature of the loans comprising such CLO’s assets.

4.                                      In the interest of consistency, please refer to “target securities” as “CLO target securities” throughout the registration statement.

Response: The Fund has revised the definition of “target securities” throughout the Prospectus to include direct investments in senior secured loans, in addition to investments in the equity or junior debt tranches of CLOs that in turn invest in senior secured loans, as the Fund expects to target both.

5.                                      Disclosure references “non-temporary” decreases in net asset value.  Please clarify how much time must elapse before a decrease will be considered “non-temporary.”

Response: The Fund has revised the disclosure set forth on the cover page and in the “Plan of Distribution” section in response to the Staff’s comment.

6.                                      Disclosure in the first boldfaced paragraph indicates the Fund “intend[s] to implement a share repurchase program ...” Please insert “but are not obligated to” after “intend to.” Also, immediately after this sentence, please provide a cross-reference to disclosure of the terms of the share repurchase program.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

7.                                      After the disclosure describing the Fund’s liquidity event plans, please add disclosure to the following effect: “Accordingly, you may be unable to sell your shares and receive the proceeds at least until 2017.”  Please place the same statement, also in bold type, immediately above the signature line on the subscription agreement form.  Also please clarify that the three to five year period referenced will not commence until the adviser has determined not to conduct any subsequent offerings of Fund shares, which could be many years in the future.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.  In addition, the Fund has made conforming revisions to its form of subscription agreement.

8.                                      Please explain the function of your “Dealer Manager.”  Please explain to us why it is not an underwriter, or principal underwriter.

Response:  The Fund advises the Staff on a supplemental basis that its dealer manager, Behringer Securities, LP (“Behringer”), is a registered broker-dealer that will act as a wholesaler of the Fund’s shares by identifying and entering into agreements with retail broker-dealers that will offer the shares on a “best efforts” basis.  The retail broker-dealers will sell the Fund’s shares to investors whose financial advisers typically will initiate the sales contact with the investors.  Both Behringer and the retail broker-dealers will act on behalf of the Fund on an “agency,” rather than a “principal” basis. Specifically, Behringer will not purchase the shares with a view to distribution of the shares to investors at any time.  As a result, the Fund believes that the use of the term “Dealer Manager,” rather than “underwriter,” is appropriate in the context of the proposed offering contemplated by the Registration Statement, as opposed to a firm commitment underwritten offering where one or more broker-dealers will act on behalf of an issuer on a “principal” basis in the distribution of the issuer’s securities.

In addition, the Fund notes that the term “Dealer Manager” is frequently used to denote the broker-dealer performing the wholesaler function in connection with similar continuous offerings conducted by business development companies regulated under the Investment Company Act of 1940, as amended (the “1940 Act”), including Sierra Income Corporation and FS Investment Corporation, among others, as well as those conducted by numerous real estate investment trusts.

9.                                      Do the amounts referenced in footnote 3 to the pricing table include all expenses of issuance and distribution?  If not, please include in footnote 3 to the pricing table all information required by Instruction 6 to Item 1.g. of Form N-2.  Please clarify that the common shareholders will pay the expenses referenced in the pricing table, including those set forth in footnote 3. Please change the title of the third line of the pricing table to “Proceeds to Registrant or Other Persons.”  See Instruction 5 to Item 1.g. of Form N-2.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.  In addition, the Fund advises the Staff on a supplemental basis that footnote 3 to the pricing table set forth on the cover page of the Prospectus includes all of the estimated expenses that the Fund expects will be incurred in connection with the offering contemplated by the Registration Statement.

10.                               Please advise the staff why the Fund has chosen to make a “best efforts” offering.  What experience does the Dealer Manager have in conducting such offerings?  Also, would the Fund actually break escrow after raising only $2 million?  If so, please disclose prominently that, were the Fund to proceed in this manner, expenses would be much greater than shown.

Response: The Fund has revised the disclosure set forth on the cover page and in the “Fees and Expenses” section of the Prospectus in response to the Staff’s comment. In addition, the Fund advises the Staff on a supplemental basis that it has chosen to make a “best efforts” offering because of the distribution channel through which it intends to offer and distribute its shares.  Specifically, the Fund intends, through its dealer manager, Behringer, to offer and distribute its shares to investors through independent broker-dealers in a continuous offering in the direct participation program channel.  Behringer has specific expertise in this capital channel, and since 2003 has served as dealer manager for numerous “best efforts,” direct participation, continuous offerings that have raised capital in excess of $5 billion. In connection with this, please see the Fund’s response to comment 68 below.  In addition, the Fund notes that executives of Behringer have extensive experience in offerings conducted by both registered closed-end funds and business development companies.  The Fund further advises the Staff on a supplemental basis that the Fund will only be required to reimburse expenses incurred in connection with the offering and distribution of its shares contemplated in the Registration Statement up to a maximum of 5% of the proceeds raised in such offering.  As a result, the Fund believes that the revised amounts set forth in footnote 3 to the pricing table set forth on the cover page of the Prospectus accurately reflect the estimated expenses the Fund, and in turn its investors, would be subject to if the Fund were to break escrow after raising only the minimum amount, or $2 million, required in order to commence operations.

11.                               Please make prominent the disclosure that the Fund’s stock has no history of public trading; also disclose the tendency of closed-end fund shares to trade frequently at a discount from net asset value and the risk of loss this creates for investors purchasing shares in the initial public offering.  See Item 1.i. of Form N-2.

Response: The Fund has revised the disclosure set forth on the cover page of the Prospectus in response to the Staff’s comment.

12.                               Will purchasers in the initial public offering be subject to dilution?  If so, please disclose the risk of dilution on the front cover page together with a citation to the discussions of dilution risk in the body of the prospectus.

Response: The Fund has revised the disclosure set forth on the cover page and in the “Risk Factors” section of the Prospectus in response to the Staff’s comment.

13.                               The first paragraph indicates that part of the Fund’s objective is to seek long term capital appreciation.  The disclosure also states that the Fund will invest primarily in companies whose debt is rated below investment grade.  Please explain to us why it is appropriate to include an investment objective of long term capital appreciation for a Fund investing in below investment grade debt.

Response: The Fund advises the Staff on a supplemental basis that, consistent with its investment objective, the Fund’s primary focus is on the generation of current income, with a secondary focus in the generation of long-term capital appreciation.  Specifically, the Fund expects that most of its investments will consist of either senior secured loans or CLO investments that have at least a minimal private trading market.  As a result, the Fund may have the opportunity, from time to time, to sell one or more of its portfolio securities at a premium to the Fund’s initial purchase price, and may elect to do so to the extent the realization of long-term capital gains from such sale would result in a more attractive total return on the Fund’s investment in such securities.

14.                               The Fund’s name suggests that it invests in senior secured debt.  Accordingly, please revise the disclosure to indicate that the Fund will invest 80% of total assets or net assets plus borrowings in senior secured loans.  See Rule 35d-1 under the Investment Company Act of 1940. Will the Fund count equity tranches of CLOs towards satisfaction of the Rule 35d-1 requirement? If so, why?

Response: The Fund has revised the disclosure set forth on the cover page and throughout the remainder of the Prospectus in response to the Staff’s comment.  In addition, the Fund respectfully refers the Staff to its response to comment 3 above.  Specifically, the Fund believes that an investment in the residual interest of a pool of senior secured loans, such as a CLO, represents an investment in senior secured assets, given that the Fund’s return characteristics will be driven by, and will be directly tied to, the senior secured nature of the loans comprising such CLO’s investment pool.  The Fund therefore believes that it is appropriate to include its investments in CLOs that in turn own a pool of senior secured loans when determining whether the Fund has met the 80% requirement set forth in Rule 35d-1 under the 1940 Act.

15.                               Has FINRA agreed that the fund will be considered to be a direct participation program thus allowing it to impose the 10% sales load?

Response: The Fund advises the Staff on a supplemental basis that it believes that registered closed-end funds such as the Fund, as opposed to business development companies, generally have not been considered direct participation programs by FINRA.  In this regard, FINRA’s rule for direct participation programs (FINRA Rule 2310 or “FINRA DPP Rule”) explicitly excludes any company registered pursuant to the Investment Company Act from its definition of “direct participation program.”  Given this explicit exclusion, the underwriting terms for offerings of registered closed-end funds generally have not been subject to a 10% sales load limitation imposed by the FINRA DPP Rule, but instead have been subject to FINRA review for compliance with the fair and reasonable standards in FINRA’s Corporate Financing Rule (FINRA Rule 5110), which does not impose a maximum percentage limit.  Notwithstanding the foregoing, to the extent that FINRA, during the course of its review of the underwriting terms for the offering, determines that it would be more appropriate to treat the Fund as a direct participation program, the Fund would comply with the FINRA DPP Rule requirements pertaining to such a designation, including the 10% limitation on the Fund’s total sales load.

Prospectus Summary (p. 1)

Priority Senior Secured Income Fund, Inc. (p.1)

16.                               Disclosure in this section and elsewhere (including on the cover) indicates the Fund will have a diverse portfolio. Since the Fund is classified as “non-diversified” as the term is defined in section 5(b) (2) of the Investment Company Act of 1940 (the “1940 Act”), please use alternate language to avoid confusion.  Please make this change throughout the registration statement.

Response: The Fund has revised the disclosure set forth on the cover page and throughout the Prospectus in response to the Staff’s comment.

17. Does the Fund intend to invest in original issue discount (“OID”) and payment in kind (“PIK”) securities?  To what extent will the Fund do this?  If the Fund will make material investments in such securities, please provide appropriate summary disclosure.  Please disclose where appropriate, how the Fund will value its OID investments.

Response: The Fund advises the Staff on a supplemental basis that it does not intend to invest in Target Securities that contain payment-in-kind provisions.  Also, while the Fund may, from time to time, invest in Target Securities, through primary or secondary market purchases, at prices below the stated par value of such securities, it does not expect any such discount to be substantial on an aggregate basis, absent significant and unexpected market dislocations in the future.  Any such investments will be valued by the Fund in accordance with the requirements of the 1940 Act and ASC 820.  Accordingly, the Fund does not believe that the existence or absence of original issue discount, or “OID,” will have a material impact on the valuation of the Fund’s portfolio securities, as unlike instruments that contain PIK provisions that increase par value over time, the stated par value of the securities the Fund intends to acquire will remain constant through maturity.  In addition, the Fund confirms that any original issue discount, or “OID,” associated with acquiring securities at prices below par value will be accounted for as income over the life of such securities in accordance with GAAP.

18.                               Please provide appropriate OID and PIK risk disclosure in the main discussion of risk in the registration statement, and summarize the risks, if material, in this section.  Specifically, please disclose that OID instruments may have unreliable valuations because their continuing accruals require judgments about the collectability of the deferred payments and the value of any collateral; OID loans generally represent a significantly higher credit risk than coupon loans; OID accruals may create uncertainty about the source of Fund distributions to shareholders (i.e., any cash distributions might come from offering proceeds); the deferral of PIK interest has the simultaneous effects of increasing assets under management and increasing the base management fee and incentive fee at a compounding rate; the deferral of PIK interest also reduces the loans’ LTV at a compounding rate.; and OID creates the risk of non-refundable cash payments to the adviser based on accruals that may never be realized.

Response: The Fund has revised the disclosure set forth in the “Risk Factors” section of the Prospectus in response to the Staff’s comment.  In addition, the Fund respectfully refers the Staff to its response to comment 17 above.  Specifically, the Fund does not intend to invest in debt securities that contain payment-in-kind provisions.  The Fund also does not believe that the existence or absence of original issue discount, or “OID,” will have a material impact on the valuation of the Fund’s portfolio securities, as unlike instruments that contain PIK provisions that increase par value over time, the stated par value of the securities the Fund intends to acquire will remain constant through maturity.

19.                               May the Fund acquire senior secure loans through participations?  If so, will the Fund have a right to enforce compliance by the Borrower of the loan terms?  Will the Fund be able to directly benefit from the collateral supporting the debt obligation?  Will the Fund be exposed to the credit risk of both the Borrower and the institution selling the participation?  Please explain why it is appropriate for the Fund to consider loan participations to be senior secure loans if the Fund does not benefit from any collateral supporting the debt obligation.  In addition, please add disclosure making clear that both the Borrower and the institution selling the participation will be considered issuers for purposes of the Fund’s investment restriction concerning industry concentration.

Response: The Fund advises the Staff on a supplemental basis that it expects to only acquire participations in senior secured loans on a limited temporary basis pending closing of the Fund’s acquisition of the related senior secured loans.  Specifically, it expects that such temporary participations will enable it to receive any payments made on such senior secured loans between the date the Fund agrees to acquire such senior secured loans and the date such senior secured loans are actually transferred to the Fund’s account.  The Fund does not intend to utilize loan participations as a separate investment strategy.

20.                               Does the Fund intend to create a wholly-owned subsidiary for the purpose of securitizing the Fund’s loan portfolio within 12 months of effectiveness of the registrations statement?  If so, please disclose this in the Summary and main body of the prospectus; also disclose the principal risks associated with this activity. Disclose the percentage of the Fund’s assets to be invested in any such subsidiary and material information about the subsidiary’s operations, including the special risks of investing in a portfolio of small and developing or financially troubled businesses.

Response: The Fund advises the Staff on a supplemental basis that it does not intend to create a wholly-owned subsidiary for the purpose of securitizing the Fund’s portfolio within the 12 months following effectiveness of the Registration Statement.

About Our Adviser (p. 1)

21.                               The disclosure mentions the Adviser’s investment professionals, yet includes an assertion that “Our Adviser does not currently have employees.” Are the investment professionals not employed by the Adviser?

Response: The Fund respectfully refers the Staff to the disclosure set forth under the heading “About Our Adviser” in the “Prospectus Summary” section of the Prospectus.  Specifically, in connection with this offering, the Adviser intends to enter into a personnel agreement with Prospect Capital Management LLC (“Prospect”), which holds a 50% interest in the Adviser, pursuant to which Prospect will agree to provide the Adviser with access to its investment professionals, and an administration agreement with Prospect Administration LLC, an affiliate of Prospect, for the services of the finance, legal, accounting and administrative personnel, referenced in the Prospectus.  Any investment professionals working on behalf of the Adviser will at all times be subject to the supervision of the Adviser’s management team.

Risk Factors (p. 2)

22.                               Please clarify that distributions representing a return of capital are not dividends, but rather are a return of the money that a shareholder originally invested. Also, please clarify that, while returns of capital may not be immediately taxable, they reduce basis, which may result in a shareholder having to pay higher taxes in the future when shares are sold, even if the shareholder sells the shares at a loss from the original investment.

Response: The Fund has revised the disclosure set forth under the heading “Risk Factors” in the “Prospectus Summary” section of the Prospectus in response to the Staff’s comment. The Fund has made corresponding revisions to the disclosure set forth in the “Risk Factors” section of the Prospectus.

23.                               In the text accompanying the fourth bullet point, please clarify that it will be, “difficult or impossible for you to sell your shares.”

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

24.                               Please disclose the principal risks of investing in equity tranches of CLOs.

Response: The Fund has revised the disclosure set forth under the heading “Risk Factors” in the “Prospectus Summary” section of the Prospectus in response to the Staff’s comment. The Fund has made corresponding revisions to the disclosure set forth in the “Risk Factors” section of the Prospectus.

25.                               Please clarify that common shareholders will pay the increased advisory fees resulting from the Fund’s use of leverage.  If the Fund will leverage through issuance of preferred shares, please disclose the risks to common shareholders associated with issuance of preferred shares. Also, if the Fund will leverage within 12 months of effectiveness of the registration statement, please provide the disclosure required by Item 8.3.b. of Form N-2, including the tabular disclosure set forth in Item 8.3.b. (3).

Response: The Fund advises the Staff on a supplemental basis that it does not intend to incur leverage or issue preferred stock within the 12 months following the effective date of the Registration Statement. In addition, the Fund respectfully refers the Staff to the disclosure set forth under the “Risk Factors” heading in the “Prospectus Summary” section of the Prospectus which states in pertinent part that “…our Adviser may have an incentive to increase portfolio leverage in order to earn higher base management fees.”

26.                               If the Fund will invest a material amount of its assets in foreign securities, please summarize the strategy in the appropriate section of the summary, and summarize the attendant risks in this section.

Response: The Fund advises the Staff on a supplemental basis that while substantially all of the CLOs in which it invests will likely be formed in the Cayman Islands or similar off-shore jurisdictions, it anticipates that all such investments will be denominated in U.S. dollars, and the underlying senior secured loans held by such CLOs will primarily be issued by U.S.-based companies. As a result, the Fund does not believe that it faces any material risks that would normally be associated with investments in foreign securities, including country-specific or currency-related risks, other than those disclosed in the risk factor entitled “Investments in foreign securities may involve significant risks …”

27.                               Please summarize the risks of dilution.

Response:  The Fund has revised the disclosure set forth under the heading “Risk Factors” in the “Prospectus Summary” section of the Prospectus in response to the Staff’s comment.  In addition, the Fund respectfully refers the Staff to the risk factors entitled “Investors in this offering will incur dilution” and “Your interest in us will be diluted if we issue additional shares …”.

28.                               Please summarize the risks attendant with the Fund’s non-diversified status.

Response:  The Fund has revised the disclosure set forth under the heading “Risk Factors” in the “Prospectus Summary” section of the Prospectus in response to the Staff’s comment.  In addition, the Fund respectfully refers the Staff to the risk factor entitled “We may be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence.”

29.                               Please disclose the Dealer Manager’s lack of experience selling shares of senior loan funds.

Response:  The Fund has revised the disclosure set forth under the heading “Risk Factors” in the “Prospectus Summary” section of the Prospectus in response to the Staff’s comment.  In addition, the Fund respectfully refers the Staff to the risk factor entitled “The dealer manager in our continuous offering has no experience selling shares…”

30.                               Please summarize the risks of a failure to invest proceeds of the offering in a timely manner.

Response:  The Fund has revised the disclosure set forth under the heading “Risk Factors” in the “Prospectus Summary” section of the Prospectus in response to the Staff’s comment.  In addition, the Fund respectfully refers the Staff to the risk factor entitled “We may be unable to invest a significant portion of the net proceeds of our offering on acceptable terms in an acceptable timeframe.”

31.                               Please disclose here that the Fund established the initial offering price on an arbitrary basis and the initial offering price may not accurately reflect the value of the Fund’s assets.

Response:  The Fund has revised the disclosure set forth under the heading “Risk Factors” in the “Prospectus Summary” section of the Prospectus in response to the Staff’s comment.  In addition, the Fund respectfully refers the Staff to the risk factors entitled “We established the initial offering price for our shares on an arbitrary basis, and the initial offering price may not accurately reflect the value of our assets.”

Investment Strategy (p. 4)

32.          Please summarize in this section how the Fund will identify the entities in which it will invest and determine when to sell such investments. Please disclose any strategies regarding debt duration or maturity, foreign investments, or market capitalizations of borrowers. Please explain how the Fund will “take into consideration any correlation between different underlying securities.”

Response:  The Fund has revised the above-referenced disclosure in response to the Staff’s comment.  In addition, the Fund advises the Staff on a supplemental basis that the Fund does not have any specific strategies regarding debt duration or maturity, foreign investments, or market capitalizations of borrowers.  The Adviser will review the underlying senior secured loans in CLO vehicles for any material concentrations within an individual senior secured loan, individual borrower, or industry.  The Adviser will also review concentrations across all CLO vehicles and securities in the Fund’s investment portfolio.

33.          Please explain to us the basis for the statement that the Fund “will be permitted to, and may, co invest in syndicated investments and secondary market investments where price is the only negotiated point.”

Response:  The Fund advises the Staff on a supplemental basis that it may co-invest in the above-referenced instances only in compliance with the conditions set forth in Massachusetts Mutual Life Insurance Company, SEC No-action Letter (Pub. Avail. June 7, 2000).

34.          Disclosure indicates the Fund plans to incur leverage during the first year of operation. Accordingly, please provide appropriate fee table disclosure.  How much leverage does the Fund plan to incur?  What is the meaning of the word “significant” in the context of this disclosure?

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.  In addition, the Fund advises the Staff on a supplemental basis that it does not intend to incur leverage or issue preferred stock within the 12 months following the effective date of the Registration Statement.

35.          Please disclose any material differences between the rights of Fund shareholders and those of direct purchasers of senior secured loans, and provide appropriate risk disclosure.

Response:  The Fund has revised the disclosure set forth under the heading “Investment Strategy” in the “Prospectus Summary” section of the Prospectus in response to the Staff’s comment.  In addition, the Fund has made corresponding revisions to the disclosure in the risk factor entitled “We will have limited control of the administration and amendment of Senior Secured Loans owned by the CLOs in which we invest.”

36.          Please disclose whether any of the CLOs in which the Fund may invest would be deemed to be an investment company but for the exceptions set forth in section 3(c)(1) or section 3(c)(7) of the 1940 Act.  If yes, please disclose that the CLOs may include hedge funds.

Response:  The Fund advises the Staff on a supplemental basis that while the CLOs in which it intends to invest will typically rely on the exceptions from registration under the 1940 Act set forth in Sections 3(c)(1) or (7) thereunder, such CLOs are typically securitization vehicles established to hold a pool of senior secured loans and can be distinguished from what investors view as hedge funds due to CLOs significantly lower levels of trading, the limited asset classes in which CLOs may invest and the portfolio compliance tests to which CLOs are subject.  Specifically, the majority of CLOs do not engage in any significant volume of trading as is typically done by hedge funds, and CLOs are generally not open-ended, meaning that investors are not able to withdraw funds at specified intervals.  In addition, the ability of a CLO to manage its portfolio and reinvest its cash flows is limited by a large number of indenture restrictions, including portfolio compliance requirements that impose specific interest and asset coverage tests.  Hedge funds are not subject to these restrictions.

As a result, the Fund believes it would potentially be misleading to refer to CLOs as “hedge funds,” as doing so may lead investors to incorrectly believe that such CLOs routinely utilize hedging arrangements to either increase returns or limit downside risk, engage in a high level of trading activity and allow investors to withdraw funds at specified intervals.  Most CLOs do not hedge their positions or have the other characteristics noted above.

37.          Please disclose the percentage of the Fund’s assets that it expects to invest in CLOs.  If the Fund expects to invest more than a nominal amount of its assets in CLOs, please explain to us why the Fund has not included provisions relating to significant minimum investment requirements (e.g., minimum investment of $25,000 as opposed to $1,000) and suitability standards (e.g., accredited investor or qualified purchaser status).

Response:  The Fund has revised the disclosure set forth under the heading “Investment Strategy” in the “Prospectus Summary” section of the Prospectus in response to the Staff’s comment.  In addition, the Fund advises the Staff on a supplemental basis that in view of the Fund’s status as a registered investment company under the 1940 Act, the Fund’s shares are considered “covered securities” under Section 18(b)(2) of the Securities Act, and therefore are exempt from state registration requirements applicable to similar public offerings of non-exchange listed vehicles such as real estate investment trusts and business development companies.  As a result, investors in the Fund are not required to conform to the suitability standards set forth by the North American Securities Administrators Association referenced above.  However, broker-dealers that are offering the Fund’s shares will remain subject to the suitability standards imposed by FINRA on offerings generally.

38.          Please disclose that the Fund’s investments in CLOs will be difficult to value and explain, both here and in the later sections on the calculation of net asset value, how they will be valued.

Also, disclose the information and factors that will be used when valuing the investments in CLOs, how the Adviser will gain access to the portfolio holdings of the CLOs, how current the information is, and how the Board will be able to determine the fair value of the investments in CLOs on a current basis.  Further, clarify that the Fund will only invest in CLOs that have valuation procedures that are consistent with the Fund’s valuation procedures.

Response: The Fund has revised the disclosure set forth in the “Prospectus Summary,” “Risk Factors” and “Determination of Net Asset Value” sections of the Prospectus in response to the Staff’s comment.  In addition, the Fund advises the Staff on a supplemental basis that in view of the extensive information CLOs generally provide investors with respect to the senior secured loans comprising their portfolios, including defaults, if any, the Fund intends to rely on a detailed analysis of the performance of each CLO in which it invests.  As a result, the Fund does not believe that the nature of a CLO’s valuation procedures is necessarily relevant to how it values its CLO investments.

39.          The paragraph that begins on page 5 and ends on page 6, contains the following: “... we intend to conduct quarterly repurchase offers ...”  Please insert “, but are not obligated to,” after “intend.”  Also, please add “or at all” to the end of the last sentence in this paragraph.  Please make these revisions wherever this disclosure occurs in the registration statement.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Market Opportunity (p. 6)

40.          The performance data contained in this section is stale.  Accordingly, please update the data, and provide the date of the data in the accompanying footnote.  Also, please provide disclosure to the effect that (1) past performance is not indicative of future returns; (2) these are results of an index that is not representative of the Fund’s portfolio; (3) the results do not include fees/expenses/taxes. Also, please explain what is included in the S&P LSTA Leverage Loan Index and why this Index is an appropriate proxy for the Senior Secured Loan market.  This comment also applies to performance disclosure found at pages 55-56 and 57-58.

Response: Standard & Poor’s Leveraged Commentary & Data (S&P LCD) oversees the S&P/LSTA Leveraged Loan Index (the “Index”) which covers the U.S. Senior Secured Loan market.  The Index reflects the market-weighted performance of institutional Senior Secured Loans based upon real-time market weightings, spreads and interest payments.  All of the Index components are the institutional tranches (Term Loan A, Term Loan B and higher and Second Lien) of senior secured loans syndicated to U.S. loan investors.  Facilities are eligible for inclusion in the Index if they are U.S. dollar denominated institutional Senior Secured Loans with a minimum initial spread of 125 basis points, a minimum term of one year, a minimum size of $50 million initially funded, and a minimum of 2 trading bid prices.  They are retired from the Index when there is no bid posted on the facility for at least 12 successive weeks or when the loan is paid out or paid down to a negligible amount; defaulted loans will remain in the Index through repayment.  Given the broad inclusion of leveraged loans, the Fund believes the Index is an appropriate proxy for the Senior Secured Loan market.

Low default-rate environment (p. 6)

41.          Why is the default rate disclosure limited to one year?  What are the figures from prior years?  Is the disclosed performance an outlier?

Response:  The Fund has revised the above-referenced disclosure in response to the Staff’s comment.  In addition, the Fund advises the Staff on a supplemental basis that the revised disclosure now covers the periods before, during and subsequent to the recent credit crisis.

High recovery rates (p. 7)

42.          Please explain the meaning of the term “recovery rate.”

Response:  The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

43.          In the paragraph that discusses ‘‘the current environment”, please define “medium term” in years.

Response:  The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

44.          What is the basis for the statement that “We estimate this equates to a US $45 billion market for Target Securities”?

Response:  The Fund advises the Staff on a supplemental basis that the statement reflects the Fund’s belief that, for a typical CLO vehicle, the equity tranche typically accounts for approximately 10% of the capital structure, while the junior debt tranche (typically rated BB) typically accounts for approximately 5% of the capital structure.  The Fund therefore believes that these two tranches generally reflect approximately 15% of the typical CLO capital structure.  With reports indicating that the CLO market represents approximately $258 billion of total capital across all of the debt and equity tranches, the Fund believes that the equity and junior debt tranches of CLO vehicles represent approximately $39 billion of the total CLO market, based upon the above estimates.  The Fund has revised the above-referenced disclosure to reflect the foregoing.

45.          Please explain why it is accurate to state that “CLOs are not significantly impacted solely by the same mark to market volatility of Senior Secured Loans.”

Response:  The Fund advises the Staff on a supplemental basis that CLO vehicles utilize covenants and performance triggers that are based on the principal value of, and cash flows from,

the underlying senior secured loans.  Therefore, the market value of such senior secured loans does not impact the performance of and ultimate returns to CLO equity and junior debt tranches.  The performance of CLO equity tranches are primarily related the underlying default and recovery experience of the senior secured loans.

Potential Competitive Strengths (p. 8)

46.          This section contains too much marketing discussion of the Adviser’s strengths, given the absence of employees and failure to identify its “professionals”; please reduce.

Response:  The Fund has revised the above-referenced section in response to the Staff’s comment.  In addition, the Fund respectfully refers the Staff to its response to comment 21 above.

Long-term investment horizon (p. 8)

47.          Please explain to us the basis for the statement that “These provisions often force private equity and venture capital funds to seek returns on their investments through mergers, public equity offerings or other liquidity events more quickly than they might absent such provisions, potentially resulting in a lower overall return to investors and, in some cases, an adverse impact on their investments and portfolio companies.”

Response:  The Fund has deleted the above-referenced statement from the Prospectus in response to the Staff’s comment.

Plan of Distribution (p. 9)

48.          Please disclose the “certain conditions” referenced in the second sentence of the third paragraph of this section.

Response:  The Fund has deleted the above-referenced phrase from the Prospectus in response to the Staff’s comment.

Estimated Use of Proceeds (p. l 0)

49. Please delete “Estimated” from this heading, as well as the identical heading found on page 50.

Response:  The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Liquidity Strategy (p. 12)

50.          Please clarify the latest date on which the Fund’s “offering stage” can end.

Response:  The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Conflicts of Interest (p. 13)

51.          Please revise the third bullet point to read “We will compete with certain affiliates for investments ...”

Response:  The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Distributions (p. 14)

52.          Please clarify that distributions representing a return of capital are not dividends, but rather are a return of the money that a shareholder originally invested.  Also, please clarify that, while returns of capital may not be immediately taxable, they reduce basis, which may result in a shareholder having to pay higher taxes in the future when shares are sold, even if the shareholder sells the shares at a loss from the original investment.

Response:  The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

53.          Disclosure on page 14 suggests that ordinary distributions will be made in shares, unless shareholders request cash; disclosure on page 15 describing the Fund’s distribution reinvestment plan seems inconsistent with this. Similar language is also present in the narrative following the Example, and in disclosure under the “Distributions” heading on page 51. Please clarify.

Response:  The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Fees and Expenses (p. 16)

54.          Annual expenses are not a subset of stockholder transaction expenses; accordingly, please delete the italic heading for stockholder transaction expenses, or provide a similar one for annual expenses.

Response:  The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

55.          What is the basis for the assumptions, contained in footnote 1 to the fee table, regarding sales of shares and use of leverage?  Elsewhere in the prospectus, disclosure suggests that the Fund will employ leverage during its first year of operation.  Please reconcile this inconsistency.

Response: The Fund advises the Staff on a supplemental basis that the dollar amount included in footnote 1 to the Fees and Expenses tabular disclosure reflects the amount of shares the Fund anticipates selling during the 12 months following effectiveness of the Registration Statement.  In addition, the Fund has made conforming edits throughout the Prospectus to reflect the fact that it does not intend to utilize leverage or issue preferred shares during the 12 months following effectiveness of the Registration Statement.

56.          Please disclose dividend reimbursement and cash purchase plan fees in the Shareholder Transaction Expenses portion of the fee table.  Use footnote 4 to describe the basis on which such fees are imposed.  See Instruction 4 to Item 3 of Form N-2.

Response: The Fund advises the Staff on a supplemental basis that its dividend reinvestment plan will not impose fees on a transactional basis.  The general administrative costs of such plan, which are borne by the Fund, are included in “other expenses” as specified in footnote 3 to the fee table. Neither the Fund, nor its shareholders, incur cash purchase plan fees.

57.          Does the Fund intend to leverage through borrowing or issuance of preferred shares within the 12 months following effectiveness of the registration statement? If so, in footnote 5 to the fee table, please increase the base management fee figure to reflect the use of leverage disclosed in footnote 7.  Please explain that the base management fee shown in the fee table is higher than the contractual rate, owing to the use of leverage by the Fund.  Please explain the same point with respect to incentive fees.

Response: The Fund advises the Staff on a supplemental basis that it does not intend to utilize leverage or issue preferred stock during the 12 months following effectiveness of the Registration Statement.

58.          In the narrative paragraph preceding the example, please replace the phrase “a selling commission of 7.0% and a Dealer Manager Fee of 3.0%” with “a sales load of 10%.”

Response:  The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

59.          Please move the disclosure contained in footnote 6 to the narrative disclosure following the Example.

Response:  The Fund has revised the “Fees and Expenses” section of the Prospectus to place the above-referenced Example prior to the footnotes to the tabular disclosure included in such section.

60.          Will CLOs charge incentive fees?  If so, please disclose the typical incentive fee in footnote 9 to the fee table.  See Instruction 10(g) to Item 3 of Form N-2.

Response:  The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

61.          Please supply the text of footnote 1 to the Example.

Response:  The Fund has revised the “Fees and Expenses” section of the Prospectus to place the above-referenced Example prior to the footnotes to the tabular disclosure included in such section.

Compensation of the Dealer Manager and the Investment Adviser (p. 19)

Investment Adviser Fees (p. 19)

62.          Add a footnote to this text to the effect that leverage makes it easier for the Adviser to earn its fee.

Response:  The Fund advises the Staff on a supplemental basis that it does not intend to utilize leverage or issue preferred stock during the 12 months following effectiveness of the Registration Statement.

Questions and Answers about this Offering (p. 22)

What happens if you do not raise a minimum of $2 million in this offering? (p. 23)

63.          Please substitute “receive” for “sell” in the first sentence of this paragraph. In the same sentence, between the words “in” and “shares”, please insert “subscription commitments for our”.

Response:  The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Will I be able to sell my shares in the secondary market? (p. 25)

64.          Please insert “if ever” at the end of the first sentence of this paragraph. Please make this change in all locations in which similar disclosure is found.

Response:  The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Risk Factors (p. 27)

Risks Related to Our Business and Structure (p. 27)

Our ability to achieve our investment objective (p. 29)

65.          The second sentence of this heading is confusing; please revise, perhaps by deleting “members of”.

Response:  The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Our ability to enter into transactions with our affiliates will be restricted (p. 34)

66.          Please explain to us why this disclosure is appropriate for a Closed End Fund and is consistent with Section 17 of the 1940 Act.

Response:  The Fund has revised the above-referenced risk factor in response to the Staff’s comment.

Risks Related to an Investment in Our Shares (p. 34)

We are not obligated to complete a liquidity event ... (p. 36)

67.          Add “or impossible” after “difficult” in the heading for this section.

Response:  The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

The dealer manager in our continuous offering may be unable ... (p. 36)

68.          Does the dealer manager have any experience selling shares on behalf of a registered closed-end management investment company?  If not, please replace “limited” with “no” in the second sentence of this paragraph.

Response:  The Fund has revised the above-referenced disclosure in response to the Staff’s comment.  In addition, the Fund respectfully refers the Staff to the response to comment 10 above.  Specifically, the senior executives of Behringer have extensive experience with closed end fund offerings from their experience with prior companies.  From 2003 to 2010, Frank Muller, Behringer’s CEO, was President and a board member of Hines Real Estate Investments, Inc., another leading sponsor in the direct participation program industry.  Mr. Muller also served on the board of trustees and executive committee of the Investment Program Association—the trade association of the direct investment industry.  From 2000 to 2003, Mr. Muller was the national director of sales for Morgan Stanley’s Investment Management Group in New York. From 1991 to 2000, he served as the executive director of Van Kampen Investments in Chicago. Mr. Muller gained significant mutual fund experience in these two prior positions, including with respect to closed end funds.  In addition, Mark Petersen, President of Behringer, has previously held executive sales positions at FS2 Capital Partners, LLC and CNL Securities Corp., both of which serve as dealer managers for direct participation programs, including offerings of securities of business development companies.

Because our dealer manager is one of our affiliates (p. 37)

69.          Please summarize the substance of this heading and its accompanying text in the risk disclosure section of the prospectus summary.

Response:  The Fund has revised the disclosure under the heading “Risk Factors” in the “Prospectus Summary” section of the Prospectus in response to the Staff’s comment.

Beginning with the first calendar quarter ... (p. 37)

70.          As the Fund has no obligation to repurchase shares, and may never do so, please replace “will” with “may” in the [second] sentence of this heading.

Response:  The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Risks Related to Our Investments (p. 41)

Our target securities portfolio is exposed to leveraged credit risk (p. 42)

71.          Please explain why the Fund would be subordinated if investing in underlying senior secured loans. Is it because of the CLO tranche that the Fund is purchasing? Also, please explain how the use of Target Securities introduces leverage.

Response:  The Fund respectfully refers the Staff to the disclosure set forth under the heading “Overview — CLO market background” in the “Investment Objective and Strategy” section of the Prospectus.  Specifically, CLOs typically issue equity tranches, as well as junior and senior tranches of debt securities.  Because the Fund intends to invest in the equity and junior debt tranches of CLO vehicles, which it believes are closely correlated with the performance of the underlying senior secured loans held by such CLOs, its interests in such CLO vehicles will be subordinated to the holders of the more senior debt tranches in such CLO vehicles.  As a result, while the Fund itself may not incur leverage, it will nonetheless be subject to the risks commonly associated with the use of leverage as a result of senior debt issued by the CLOs in which it invests.

Investments in foreign securities may involve significant risks ... (p. 42)

72.          Please provide complete disclosure of the Fund’s hedging strategy and associated risks in an appropriate location, and summarize this disclosure in the Summary.  Will the Fund invest in derivatives?  If so, please revise the disclosure to follow the guidance of the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General

Counsel, Investment Company Institute dated July 30, 2010.  See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Response:  The Fund advises the Staff on a supplemental basis that it does not presently anticipate utilizing hedging or investing in derivative securities in connection with its investment strategy.  Also, it does not intend to invest in securities that are denominated in foreign currencies.

We are exposed to underlying borrower fraud ... (p. 43)

73.          Will the adviser do any due diligence on the systems used by the CLO collateral managers before investing in the CLO? If yes, what does the due diligence involve?

Response:  The Fund advises the Staff on a supplemental basis that it expects to complete due diligence on the investment process and related systems of CLO collateral managers.  The Fund respectfully refers the Staff to the disclosure set forth under the heading “Analysis of CLO Collateral Manager” in the “Investment Objective and Strategy” section of the Prospectus.

Risks Related to Debt Financing (p. 46)

If we borrow money, the potential for gain or loss ... (p. 46)

74.          Please delete references to gains in this risk factor. Gain is not a risk and is not necessary to convey the meaning of the risk of leverage.

Response:  The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

75.          Please restate in this paragraph that the fund has no current intention to take on significant leverage in the 12 months following effectiveness of the registration statement.

Response:  The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Federal Income Tax Risks (p. 47)

We may have trouble paying our required distributions ... (p. 47)

76.          Please specify what portion of the Fund’s income may constitute original issue discount or other income required to be included in taxable income.

Response:  The Fund advises the Staff on a supplemental basis that it does not intend to target investments with OID or other non-cash income components, and as a result does not expect OID to generate a significant portion of the Fund’s income. The Fund’s determination to make such investments will depend in large part upon current market conditions and the prevailing prices at which the Target Securities may be available in private secondary market transactions.  As a result, the Fund cannot determine, and believes it would potentially be misleading to specify, the portion of its portfolio investments it expects to acquire at prices below the stated par amount for such securities, as it could lead investors to make incorrect assumptions with respect to the Fund’s access to investments at substantially discounted prices.

Investment Objective and Strategy (p. 52)

Investment Strategy (p. 52)

77.          Please describe the underlying borrowers, including whether they are publicly-held companies, their market capitalization range, whether they are foreign or domestic, and whether they are concentrated in any industry or sector.

Response:  The Fund has revised the disclosure set forth in the “Investment Objective and Strategy” section of the Prospectus in response to the Staff’s comment.  In addition, the Fund advises the Staff on a supplemental basis that it expects that senior secured loans underlying the CLOs in which it invests will typically be issued by U.S.-based privately-held and publicly-held companies across a wide range of industries and sectors.  In addition, the Fund believes that the market capitalizations of publicly-held borrowers could span the entire breadth of the non-investment grade marketplace.

Market Opportunity (p. 53)

Overview (p. 53)

CLO Market Background (p. 53)

78.          The second paragraph of this section describes special purpose vehicles typically formed in the Cayman Islands or similar jurisdictions to purchase senior secured loans and issue debt securities and equity tranches.  Please summarize this disclosure in the strategy section of the Summary, and provide appropriate risk disclosure, here and in the Summary.  Please include in the risk disclosure the risks attendant with investing in foreign domiciled entities that are not registered under the Investment Company Act, and non-recourse financing.

Response:  The Fund has revised the disclosure set forth in the “Prospectus Summary” section of the Prospectus, as well as under the heading “Overview — CLO market background” in the “Investment Objective and Strategy” section of the Prospectus in response to the Staff’s comment.

79.          What percent of CLOs in which the Fund will invest are formed in the Cayman Islands or “similar jurisdictions”?  Why are they formed in these jurisdictions? Are they affiliated with the Fund?

Response: The Fund advises the Staff on a supplemental basis that substantially all CLOs are domiciled in the Cayman Islands or “similar jurisdictions” and it is likely that substantially all of the CLOs in which the Fund will invest will therefore be domiciled in the Cayman Islands or “similar jurisdictions.”  In addition, the Fund also advises the Staff on a supplemental basis that the use of the Cayman Islands or “similar jurisdictions” to domicile CLOs is a standard practice that has been accepted by sponsors of and investors in CLOs.  Although the Fund cannot be certain why this developed as a standard practice, it can speculate on some of the historical reasons for this development, including the desire of foreign investors to avoid any direct investment in the United States in order to minimize the risk of becoming subject to U.S. income tax and being required to file U.S. income tax returns as a result of such investments, the absence of any significant income or other taxes imposed by the Cayman Islands or “similar jurisdictions” on CLOs or investors in CLOs, and the well-developed corporate law in the Cayman Islands and “similar jurisdictions” relating to investment vehicles such as CLOs.  Finally, the Fund advises the Staff on a supplemental basis that it does not intend to invest in any CLOs that would be considered affiliated persons of the Fund under the 1940 Act.

80.          Please provide, here and in the summary, a comprehensive description of the differences between debt and equity tranches, including the economic and voting characteristics of those tranches.

Response:  The Fund has revised the disclosure set forth in the “Prospectus Summary” section of the Prospectus, as well as under the heading “Overview — CLO market background” in the “Investment Objective and Strategy” section of the Prospectus in response to the Staff’s comment.

81.          Disclosure in the second paragraph of this section indicates that “leverage in the structure should remain the same, regardless of market movements ...” Please explain why leverage should remain the same.

Response:  The Fund advises the Staff on a supplemental basis that CLO vehicles utilize covenants and performance triggers that are based on the principal value of, and cash flows from, the underlying senior secured loans.  Therefore, the market value of such senior secured loans does not impact the performance of and ultimate returns to CLO equity and junior debt tranches.  The performance of CLO equity tranches are primarily related to the underlying default and recovery experience of the senior secured loans.  The debt tranches of a CLO are not impacted by fluctuations in the market values of the senior secured loans owned by such CLO.

Average CLO Equity Tranche Annualized Yields (p. 56)

82. What CLOs are included in the performance set forth in the chart at the top of the page?  All CLOs?  An index of CLOs?  What percentage of Fund assets will be invested in equity tranches?  Please clarify that the “average” column is the annual average for the period 2003-2011.

Response:  The Fund has revised the above-referenced disclosure in response to the Staff’s comment.  In addition, the Fund advises the Staff on a supplemental basis that the above-referenced chart includes all U.S. CLOs, according to the Citi Research Report.  The Fund expects that a majority of the Fund’s assets will be invested in equity tranches of CLO vehicles.

Cashflow transactions (p. 56)

83.          Please quantify “principally” as the term is used in the first sentence of this section.  Please explain what a cashflow CLO is and how it differs from other CLOs.  Include risk disclosure specific to cashflow CLOs.

Response:  The Fund has revised the above-referenced disclosure in response to the Staff’s comment.  The Fund further advises the Staff on a supplemental basis that cashflow CLOs differ from market value CLOs in that they do not include mark-to-market covenants or performance triggers.  The Fund respectfully refers the Staff to the response to comment 45 above.  In addition, the Fund respectfully refers the Staff to the risk factor entitled “CLOs typically will have no significant assets other than their underlying Senior Secured Loans …” which highlights the payment risks associated with cashflow CLOs.

The U.S. Senior Secured Loan Market (p. 56)

Consistent long-term performance (p. 57)

84.          Please explain difference between “Total Return” and “Non-Market-to-Market-Return.”  Also, please label each axis of the charts in this section. Is there a difference between “Senior Secured Bank Loan” and “Senior Secured Loan”?  If yes, disclose the difference; if not, why do you use two different terms?

Response:  The Fund has revised the above referenced disclosure in response to the Staff’s comment.  In addition, the Fund advises the Staff on a supplemental basis that the “Total Return” is the overall return of the Senior Secured Loan index including any changes in the market value of the underlying Senior Secured Loans, whereas the “Non-Marked-to-Market-Return” does not include changes in the market value of such underlying loans.  The Fund advises the Staff on a supplemental basis that there is no difference between “Senior Secured Bank Loan” and “Senior Secured Loan” and has revised the disclosure accordingly.

Management of Investments (p. 60)

85.          Disclosure in the third paragraph of this section indicates the adviser’s sale and purchase decisions will be “reviewed and approved by multiple professionals.”  Please describe this process in greater detail.  How many professionals will review the adviser’s decisions?  Who are they?  How many are needed to approve a decision?  What is a “consensus”?  What happens if a consensus cannot be reached?

Response:  The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Description of Our Securities (p. 84)

Certain Provisions of the Maryland Corporation General Law and Our Charter and Bylaws (Page 87)

Control Share Acquisitions (p. 89)

86.          This section states that the Fund’s charter and bylaws contain provisions that may delay, defer or prevent a transaction or a change in control of the Fund. Recently, we have taken the position that it would be inconsistent with section 18(i) of the 1940 Act for a closed-end fund organized as Maryland corporation to opt-in to provisions of the Maryland Control Shares Acquisition Act (Md. Code Ann., Corps. & Ass’ns §§ 3-701 et seq.). See Boulder Total Return Fund, Inc. (SEC No-action Letter pub. avail. Nov. 15, 2010) (http://www.sec.gov/divisions/investment/noaction/2010/bouldertotalreturn111510.htm).  Please confirm to us that the Fund, which is organized as a Maryland corporation, will not opt in to the Maryland Control Shares Acquisition Act.

Response: The Fund confirms to the Staff that it will not opt in to the Maryland Control Share Acquisition Act without the approval of the Staff or a change in the Staff’s interpretation of the above-referenced position.

Management (p. 67)

Board of Directors and Executive Officers (p. 67)

87.          Please provide disclosure in this section in the tabular format set forth in Item 18.1 of Form N-2.  Please ensure that all disclosure required by the recent amendments to Item 18 is included in this section, e.g., leadership structure, trustee qualifications, and risk oversight.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Share Repurchase Program (p. 108)

88.          Please include the first paragraph of this section in cover page disclosure, as well as summary and complete risk disclosure.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

SAI

Fundamental Investment Policies (SAI-9)

89.          Please disclose the Fund’s fundamental investment policies with respect to issuance of senior securities, purchases on margin, the writing of put and call options, concentration of investments in a particular industry or group of industries, and the borrowing of money.  See Item 17.2 of Form N-2.

Response: The Fund advises the Staff on a supplemental basis that the fundamental investment policies disclosed in the Registration Statement are the Fund’s only fundamental investment policies.

General

90.                               Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Response: The Company acknowledges the Staff’s comment.

*              *              *              *              *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:                                 M. Grier Eliasek, Prospect Capital Management LLC

Stanton Eigenbrodt, Behringer Harvard Holdings, LLC